March 3, 2008

TAQA North announces 2007 Tax Information for Canadian Investors of

 PrimeWest Energy Trust and Shiningbank Energy Income Fund

TAQA North provides the following information to assist former Canadian unitholders of PrimeWest Energy Trust (PWI.UN) and Shiningbank Energy Income Fund (SHN.UN) in reporting distributions received during 2007 on their personal 2007 Income Tax Return  (“2007 T1”).

This information is based on the understanding of the Canadian Income Tax Act. Unitholders should consult their own tax advisor as to their particular tax consequences of holding trust units of either PrimeWest or Shiningbank.

PrimeWest historically paid monthly distributions to their unitholders. The distributions are deemed taxable in the month they are declared not the month they are paid. The tax deferred portion of the distribution is used by the investor to adjust their cost base upon disposition of the holding.

PrimeWest’s distributions for 2007 are split into two periods for tax purposes. Distributions paid to Canadian investors of PrimeWest for January through to July 2007 are 97.5% taxable and 2.50% tax deferred. Distributions paid to Canadian investors of PrimeWest for August through to December 2007 are 98.59% taxable and 1.41% tax deferred. The final PrimeWest distribution paid to Canadian unitholders on January 15, 2008 was declared in January 2008 and will therefore be taxable in 2008.

Distributions paid to Shiningbank Canadian unitholders, prior to the merger with PrimeWest on July 11, 2007, are considered 90.17% taxable and 9.83% tax deferred.

Trust Units Held Within a Deferred Plan – RRSP, RPP, RRIF, RESP or DPSP

Canadian unitholders who held their trust units in a Registered Retirement Savings Plan, Registered Pension Plan, Registered Retirement Income Fund, Registered Education Savings Plan or Deferred Profit Sharing Plan do not need to report any distribution income on their 2007 T1.

T3 Supplementary Form

Canadian unitholders who held their trust units outside of a deferred plan will receive a T3 Supplementary form (“T3”) slip. Registered unitholders will receive their T3 directly from Computershare Trust Company of Canada. If the trust units were held in a brokerage account, unitholders will receive their T3 from their broker. The deadline for distribution of all T3 slips to unitholders is March 31, 2008.

Trust Units Held Outside of a Deferred Plan

The taxable portion of distributions received should be recorded as “Other Income” on the 2007 T1. The tax deferred portion of distributions received is used to reduce the adjusted cost base of the trust units for purposes of calculating capital gains or losses pertaining to the disposition of the trust units.

About Abu Dhabi National Energy Company PJSC (TAQA)

Abu Dhabi National Energy Company PJSC (TAQA) (www.taqa.ae) is a global energy company with operations in power generation, desalination, upstream oil/gas, pipelines, and gas storage.

TAQA was founded in Abu Dhabi in 2005 and is listed on the Abu Dhabi Securities Market TAQA has in excess of USD 18 billion in assets as of December 31, 2007 and revenues of more than USD 2 billion in 2007.  TAQA operates from its offices in Abu Dhabi; Ann Arbor, Michigan; Aberdeen; Amsterdam; Calgary and The Hague with alliance partners across the Gulf, Middle East, North Africa, Europe, India, Canada, and the United States.

TAQA North Ltd. is a Calgary-based oil and gas exploration company with operations in Northern Alberta and British Columbia; West Central and Southern Alberta; Southwest Saskatchewan; Southeast Saskatchewan; and the Northwest Territories.

TAQA carries Aa2 and AA- credit ratings from Moody’s and S&P respectively.

For further information contact us at:

TAQA North

Debbie Carver

Investor Relations Advisor

(403) 724-5039

1-877-968-7878 (toll-free)

primewest.investorrelations@taqa.ca

www.primewestenergy.com